DFI  DUTY FREE INTERNATIONAL AT-A-GLANCE

              [MAP]

INTERNATIONAL LOCATIONS
Caribbean
Hong Kong
Puerto Rico
Singapore
United Kingdom

COMPANY PROFILE

Founded in 1983, Duty Free International, Inc. is the leading operator of duty free and retail stores along the United States' Canadian and Mexican borders and in international airports throughout the United States. We are also a prime concessionaire and supplier of merchandise to international airlines' inflight duty free shops. Additionally, DFI is the largest supplier of duty free merchandise to U.S.-based foreign diplomats and a major supplier to merchant and cruise ships from ports in the Northeast United States and Miami.

We sell quality brand-name merchandise such as liquor, tobacco products, cosmetics, fragrances and luxury items at prices 20 to 60 percent below retail prices for the same merchandise found in our travel and expatriate customers' destination countries.

Through our AIRPORT, BORDER, DIPLOMATIC and WHOLESALE, and INFLIGHT operating divisions, DFI currently serves travelers at 160 duty free shops and retail operations in locations throughout the United States, Puerto Rico, the U.S. Virgin Islands, Aruba, St. Maarten, Bonaire and Curacao. Our standard and specialty retail businesses include shops featuring American-made merchandise; natural personal care products boutiques; regional sports-theme shops; branded athletic footwear and apparel shops; gourmet food and confection shops; convenience stores; news and gift shops; book stores; currency exchanges and gas stations.

Headquartered in Ridgefield, Connecticut, Duty Free International employs more than 2,000 people and has been publicly-held since 1989.

LETTER TO SHAREHOLDERS

[PHOTO]

DEAR FELLOW SHAREHOLDERS:

During fiscal 1995, Duty Free International once again achieved substantial sales growth. These results were achieved despite the continued presence of adverse economic factors impacting Northern border sales and earnings. We undertook a number of management initiatives to offset regional and divisional weaknesses going forward which clearly demonstrate our continued commitment to diversification and maximizing value. These included continued expansion in our Airport division, the addition of our new Inflight division, de-emphasis of the wholesale aspect of our Diplomatic and Wholesale division, and an overall comprehensive restructuring effort designed to maximize profitability. We also changed the method of evaluating the recoverability of intangible assets.

OPERATING RESULTS

    For the fiscal year ended January 29, 1995, net sales totaled $501,761,000, a 33 percent increase over the prior year's sales of $376,436,000. Net earnings for the fiscal year, excluding the after-tax effects of our restructuring plan and the intangible assets revaluations, were $14,133,000, or $.52 per share, compared with $27,393,000 or $1.01 per share for the prior year.

    For the fourth quarter ended January 29, 1995, net sales were $136,421,000, up 44 percent from $94,665,000 for the same period in 1994. Net earnings for the quarter decreased to $3,513,000 or $.13 per share, from $6,261,000 or $.23 per share for the same period a year ago.

    As of January 29, 1995, total assets were $387,142,000, working capital totaled $113,996,000, and total stockholders' equity was $201,151,000. Total debt to total capitalization at fiscal year-end was 37.1 percent.

THE YEAR IN REVIEW

    In the second quarter, we completed our purchase of Inflight Services Group Limited, a leading concessionaire, operator and supplier of onboard duty free merchandise to international airlines through its wholesale program and onboard concessions. Inflight is also a major supplier of international airlines' first class and premium class amenity kits.

    The new division has already proven profitable, and was almost entirely responsible for DFI's net sales growth during the past year. As additional consolidation, economies of scale and synergies are realized, we expect this division to continue to strongly impact DFI's profitability going forward.

    During the third quarter, we instituted a series of management initiatives designed to improve DFI's profitability. Following a comprehensive assessment of each of DFI's operating businesses and their administrative functions, we began a program of store and business closures, and workforce reductions expected to be completed in early fiscal 1996.

    When fully implemented, 23 stores and business locations, which had been generating approximately $14,500,000 in sales annually, will be closed. These include seven Airport, 14 Northern Border and two Diplomatic and Wholesale division operations. These closings are expected to reduce our workforce, and lower direct operating costs by approximately $7,400,000 annually. A pre-tax charge to earnings of $7,571,000 was taken during the third quarter ended October 31, 1994 as a result of these actions.

    We believe this restructuring, when completed, will bring DFI near-term improvements in profitability and enable us to focus DFI's considerable resources on those markets which we believe offer prospects for growth and financial returns in line with our requirements. We will continue to monitor DFI's operating costs and seek out expense savings opportunities as we endeavor to make DFI a more efficient company. Among these efforts was a recently completed warehousing consolidation arising from the Inflight acquisition which will, along with other expense reductions in our Inflight Division, yield approximately $1,000,000 of annual savings as compared with the current existing cost base.

    Additionally, we adopted a discounted cash flow method of evaluating the recoverability of intangible assets at the same time recognizing that the projected profit and cash flow from certain acquired businesses will be below expectations set by DFI management at the time of the acquisitions. The result was a write-down of asset value and a one-time, pre-tax charge to earnings of $46,002,000 which was taken during the third quarter. The fiscal year 1996 pre-tax amortization charge associated with the assets written down would have been $3,500,000. While not impacting DFI's cash position, the write-down will create a more appropriate and conservative balance sheet valuation of remaining goodwill and other intangible assets.

    A total pre-tax charge against earnings of $53,573,000 ($38,935,000 after-tax), resulting from the closures and new accounting method for valuing intangible assets, was taken during DFI's third quarter.

LOOKING AHEAD

    We believe the management initiatives described above and our plans to capitalize on these and other efforts give us ample reason to be excited and confident in our ability to continue to grow and enhance shareholder value.

    At the airports we'll continue to increase our presence through strategic alliances with major companies and expand our existing portfolio of retail formats to maintain and broaden our appeal to airport authorities. Together with one of our equity partners, we were the successful bidder for the lease to operate the duty free shops at Logan International Airport in Boston, Massachusetts. Two duty free shops were opened on March 1, 1995 and a third shop is planned to open later in 1995. Through another of our equity partnerships, we've designed and stocked 12 stores in the new Denver International Airport in Colorado, which opened on February 28, 1995.

    In our Border division, we are well-positioned for a rebound in the Canadian economy, and improvement in the value of the Canadian dollar, with leaner, financially stronger stores on the Northern border. Along the Southern border, we have revamped stores and products to meet anticipated growth in the numbers of customers and greater demographic mix resulting from the North American Free Trade Agreement (NAFTA). We have also responded to the late 1994, and continuing devaluation of the Mexican peso and resulting reduction in sales volumes with significant expense and working capital reduction programs designed to lessen the adverse effect on our profits and cash flow.

    Our newly-completed 100,000 square foot distribution center in Miami enables us to more aggressively pursue additional cruise business and build on our 10 retail store presence on the passenger piers in the port of Miami. We're focused on increasing our market share of duty free supply to cruise lines, particularly those serving Caribbean routes, and seeking opportunities at additional ports as cruise markets expand.

    Additionally, we have begun a marketing campaign to educate Americans and foreign visitors of the value of duty free shopping -- especially in these economically-trying times. Increased awareness of the cost savings associated with duty free shopping will help us achieve our goal of attracting customers of all economic levels and encourage the highest possible average transaction spend at each of our many and varied locations. Most importantly, we'll continue to foster a corporate environment that encourages creativity and risk-taking, which we believe yields improved financial performance.

    Our intention is to maintain and further our position in the travel industry to be recognized by customers and competitors alike as the leader in duty free and travel retailing. Our goal is as simple as ever: to be a billion dollar company that consistently achieves superior financial returns. Our confidence in achieving this goal is matched only by our gratitude to our shareholders, employees, customers and vendors for your continued support. Our unwavering commitment to you is to merit this loyalty and reward it with consistent, strong performance in the years ahead.

Sincerely,

Alfred Carfora
President and Chief Executive Officer
March 15, 1995
                                                                   3

AIRPORT DIVISION: FENTON HILL AMERICAN LTD.

HQ: British Airways Building/
John F. Kennedy International Airport, New York

LOCATIONS: 80 duty free and retail stores

MARKETS: 14 international airports,
the Caribbean and South Florida


As in years past, the Airport division, operating under the name Fenton Hill American Limited, continued its record of solid sales growth and expansion, and contributed substantially to our fiscal 1995 sales. With total sales of $92.9 million -- a 21 percent increase over fiscal 1994 sales -- Fenton Hill accounted for 18 percent of overall sales. During the past year we recognized strong sales input from our late 1993 and early 1994 acquisition of 10 Caribbean locations.

    Fenton Hill's fine results stem directly from our commitment to focused diversification which is successfully implemented through our portfolio approach to airport retailing. The portfolio approach combines a wide variety of retailing concepts in an attractive manner which is especially appealing to airport management and domestic and foreign travelers.

    Our retail mix currently includes duty free shops, specialty stores such as The Athlete's Foot (branded athletic-wear), Bodyography (natural personal care products) and The Sports Section (regional sports-theme shops), standard news and gift shops and bookstores.

    Additionally, through a number of equity partnerships and strategic alliances, we are able to participate in duty free and retail concessions in a number of other international airports. Chicago Aviation Partners, our joint venture with McDonald's Corporation, last year developed and now manages all the concession space at the new international terminal at Chicago's O'Hare Airport. In affiliation with another venture partner we've designed and stocked 12 stores which opened in February 1995 in the new Denver International Airport. And, in March 1995, we, and our venture partners, opened two new duty free shops in Boston's Logan International Airport, with a third store scheduled to open later in fiscal 1996. Given the success of relationships like these, we'll continue to explore new opportunities with existing partners and other innovative approaches.

Percent of Fiscal 1995
Consolidated Net Sales
         18%

INFLIGHT DIVISION: INFLIGHT DUTY FREE SHOP, INC.

HQ: New York, New York

LOCATIONS: 64 international
airline fleets

MARKETS: 21 onboard duty free concessions; 14 wholesale accounts from 48 operations bases in Europe, the United States, Asia/Pacific and Latin America and the Caribbean; 29 amenity kit supplier accounts.


During the second quarter of fiscal 1995, we acquired Inflight Sales Group Limited. A fitting complement to our existing businesses, Inflight is a leading concessionaire, operator and supplier of onboard duty free merchandise to international airlines through onboard concessions and a wholesale program, and a major supplier of international airlines' first class and premium class amenity kits.

    We believe Inflight's purchase price -- $60 million in cash, $10 million in notes and additional payments as earnings goals are achieved -- has already been more than justified. The new division was profitable as soon as the acquisition was completed, and with just three quarters of sales, it contributed a substantial $121.9 million or 24 percent of consolidated fiscal 1995 sales and was almost entirely responsible for total company net sales growth during the past year.

    Inflight's three business areas contribute significantly to the division's performance. Thirty percent of the division's sales derive from the manufacture and marketing of amenity kits for international airlines' first class and premium class passengers.

    Another 20 to 30 percent of sales are obtained from the division's wholesale program which provides merchandise for duty free programs which airlines run on their international flights. The carrier runs all promotions, manages the program and even owns the inventory which is bought from Inflight.

    The remaining 30 to 50 percent of sales come from the division's concession program through which Inflight fully operates airlines' on-board duty free concession. We purchase products and manage every aspect of duty free sales service on the airlines' flights, including magazine and videotape promotions. With a percentage of total sales paid in royalties to the airline, this program provides airlines with a risk-free means of incrementally increasing their earnings.

    Inflight has exclusive distribution agreements for various parts of the world with many well-recognized names in the luxury products industry, including Chanel, Christian Dior, Hermes, Mont Blanc, Yves Saint Laurent, Elizabeth Arden and Lancaster. Additionally, it maintains warehouse and station locations throughout the U.S., Pacific Rim, Europe and South America.

    We're confident that Inflight will continue to contribute handsomely to our overall business as air travel and airline competition grows, and as it is more thoroughly absorbed into our operations.

Percent of Fiscal 1995
Consolidated Net Sales
        24%
                                                                        5

BORDER SOUTH DIVISION: UETA, INC.


HQ: San Antonio, Texas

LOCATIONS: 30 duty free stores

MARKETS: 14 border crossings in Arizona, California and Texas


During the past year, UETA once again delivered on the promise we perceived when we purchased it two years ago, contributing a whopping 29 percent of consolidated sales. UETA's total sales were $144.6 million, an increase of 14 percent over fiscal 1994 performance -- despite a fall-off in sales toward year-end as a result of the devaluation in the peso.

To ensure its continued solid contribution, we maintained a number of strategies introduced during fiscal 1994 which were found to be successful. We continued our marketing and advertising programs targeted to Mexicans working in U.S./Mexican border plants. To better meet the purchase needs of a broader demographic mix, we've adjusted inventories and created an enhanced value line of products which include private label liquor and five-pack cigarette cartons. Our store upgrade program, now completed, has given a consistent visual image to all UETA stores.

    Going forward, our intention is to meet the impact of the devalued peso head-on. Marketing and promotion programs have been adjusted, and expense reductions of approximately $3,800,000 annually have been effected. We'll apply the important lessons we've learned from the ongoing recession on the northern border to maintain the vitality of this important franchise.

Percent of Fiscal 1995
Consolidated Net Sales
         29%

BORDER NORTH DIVISION:
AMMEX TAX AND DUTY FREE SHOP

HQ: Ridgefield, Connecticut

LOCATIONS: 50 duty free and
retail stores

MARKETS: 32 border crossings in Idaho, Maine, Minnesota, Montana, New York, North Dakota, Vermont and Washington


Sales in our northern border division, which operates under the name AMMEX Tax and Duty Free Shops, continued to be battered by the ongoing recession in Canada and the weak Canadian dollar. Although total sales of $73.6 million contributed a sizable 15 percent of consolidated sales for fiscal 1995, this total represents a 22 percent decrease from fiscal 1994 sales.

    We are well-prepared for the day when the Canadian economy and dollar rebound. In the meantime, we have directed our selling strategies toward average transaction spend improvements. We've protected our franchise with lower shelf prices and carefully calibrated individual store product mix to provide maximum value to our customers. As in years past, we'll implement marketing campaigns during peak travel months to capture customers and sales.

    We've reduced overall costs by closing 14 stores at secondary crossings. This effort has enabled us to focus our attention and resources on those operations contributing the most to the division's overall performance. Tough times have taught us tough lessons. We're leaner, but smarter, than ever before.

Percent of Fiscal 1995
Consolidated Net Sales
         15%

DIPLOMATIC AND WHOLESALE DIVISION:
SAMUEL MEISEL & COMPANY, INC., LIPSCHUTZ BROTHERS, INC.,
CARISAM INTERNATIONAL CORPORATION

HQ: Glen Burnie, Maryland

LOCATIONS: Two distribution centers, four ports

MARKETS: Embassies and consulates throughout the United States, primarily in New York and Washington, DC. Merchant and cruise ship ports in Miami, Baltimore, New York and Philadelphia.


Last year, our Diplomatic and Wholesale division, which operates under the names Samuel Meisel & Company, Inc., Lipschutz Brothers, Inc. and Carisam International Corporation, contributed 14 percent of fiscal 1995 consolidated sales with total sales of $68.8 million. This was a decrease of 12 percent from fiscal 1994 performance which we attribute to our overall de-emphasis of wholesale business. Nonetheless, this division continues to be the leading domestic supplier of duty free merchandise to the foreign diplomatic community in the United States and a major supplier to international merchant and passenger ships from ports in Miami, Baltimore, New York and Philadelphia.

    Our newly-completed 100,000 square foot administrative, wholesale and distribution facility in Miami has enabled us to decrease our rental requirements, consolidate our administrative functions and increase our inventory capacity -- all of which has improved our purchasing power.

    To further augment the impact of this effort, we've continued to de-emphasize the less profitable wholesale aspect of the division's efforts to dedicate more space and resources on greater revenue generating retail avenues.

    With our newly strengthened position, we're focused on building on our 10 retail store presence on the passenger piers in the port of Miami, and more aggressively increasing our market share of duty free supply to cruise lines, particularly those serving Caribbean routes, and seeking opportunities at additional ports as cruise markets expand.

Percent of Fiscal 1995
Consolidated Net Sales
         14%

REPORT OF MANAGEMENT

To Our Shareholders:

The management of Duty Free International, Inc. has prepared the financial statements and related information contained in this Annual Report. The Company's financial statements have been prepared in conformity with generally accepted accounting principles and using estimates, where appropriate, based on the judgments of management. Management is responsible for the integrity and objectivity of the financial statements and other financial information included in this report. To meet this responsibility, management maintains a system of internal accounting procedures and controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded by qualified personnel. The system of procedures and controls is regularly reviewed by officers, key employees of the Company and the Company's Internal Audit department.

The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately, with representatives of the independent auditors, personnel from the Company's Internal Audit department and officers of the Company to review their activities. The independent auditors have full and free access to the Audit Committee and meet with it to discuss auditing, financial reporting and other matters.

The Audit Committee recommends, and the Board of Directors appoints, the independent auditors.


Alfred Carfora                            Gerald F. Egan
President and                             Vice President Finance and
Chief Executive Officer                   Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Duty Free International, Inc.:

We have audited the accompanying consolidated balance sheets of Duty Free International, Inc. and subsidiaries as of January 29, 1995 and January 31, 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 29, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duty Free International, Inc. and subsidiaries as of January 29, 1995 and January 31, 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 1995, in conformity with generally accepted accounting principles.

As discussed in the accompanying notes to the financial statements, the Company changed its method of evaluating the recoverability of intangible assets. Because the change in accounting principle is inseparable from the change in estimate, it has been accounted for as a change in estimate in the year ended January 29, 1995.

KPMG PEAT MARWICK LLP

Baltimore, Maryland
February 27, 1995

Duty Free International, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS IN FISCAL 1995

    On May 1, 1994, the Company purchased Inflight Sales Group Limited ("Inflight"), and certain non-competition rights, for approximately $73,300,000. Inflight is the leading concessionaire and supplier of on-board duty free merchandise to international airlines and is a leading supplier of amenity kits to international airlines for distribution to first class and premium class travelers. Inflight currently operates the on-board duty free concessions for over 20 international airlines, including Delta and Northwest Airlines, and secured the rights to operate the on-board duty free concessions for United Airlines as of April 15, 1994. In addition, through its exclusive arrangements with certain suppliers, Inflight sells duty free merchandise to numerous other international airlines. Inflight has significant warehouse, distribution and administrative facilities in Miami, New York, Singapore, Hong Kong and the United Kingdom. The Inflight operations comprise the Company's fourth operating division.

    Inflight Division operations, including amortization of intangible assets related to the purchase, had an accretive effect on the Company's net income during fiscal 1995.

RESULTS OF OPERATIONS

    The following table presents, for the fiscal periods indicated, certain selected financial data as a percentage of net sales:

                                                      Percent of Net Sales
                                                       Fiscal Year Ended
                                            -----------------------------------------
                                            JANUARY 29,    January 31,    January 31,
                                                   1995           1994           1993
- - -------------------------------------------------------------------------------------
Net Sales                                         100.0%         100.0%         100.0%
Gross Profit                                       39.9           39.2           40.5
Selling, general and
    administrative expenses                        35.5           30.1           28.0
Operating income excluding
    restructuring expenses and
    revaluation of intangible assets                5.4           10.5           13.7
Other income (expense)                             (0.9)           0.9            1.3
Net earnings excluding the
    after-tax provision for
    restructuring expenses and
    revaluation of intangible assets                2.8            7.3            8.4


FISCAL 1995 COMPARED WITH 1994

Restructuring Expenses

    During the third quarter of fiscal 1995, management undertook a restructuring plan which will include the closing of 23 stores and business locations, and the consolidation of administrative and warehouse operations. The Company closed 14 unprofitable or marginally profitable stores at secondary crossings along the United States/Canada border. The closings were prompted by the Company's experience with declining sales on the Northern Border during the summer of 1994. Initially, the Company had believed that its Northern Border Division sales had been adversely affected in fiscal 1993 and 1994 by cyclical factors such as unusually inclement weather and the Canadian economic recession, as well as the reduced purchasing power of the Canadian dollar. Its experience during last summer's important sales season with further significant reductions in sales, following the Canadian government's precipitous and dramatic reduction in tobacco taxes in February 1994, led it to conclude that the changes in sales on the Northern Border were to be of a more long-term nature. Seven unprofitable Airport Division retail locations are scheduled to be closed, which include all five of the Company's stores in Toronto, Canada and two other smaller specialty stores at airports in Bangor, Maine and Burlington, Vermont. These stores are scheduled to be closed due to current and projected sales levels not being high enough to cover fixed operating costs. Two unprofitable wholesale operations are scheduled to be closed in Seattle, Washington and Carson, California due to the Company deemphasizing wholesale sales during fiscal 1995, and the Company's ability to service wholesale customers from other locations. As part of the restructuring plan, the Company also eliminated regional manager positions in the Northern Border Division, and will consolidate warehouse and administrative operations into the Company's new 100,000 square foot distribution and administrative center in Miami, Florida. The Northern Border Division stores closed in September 1994. The remaining stores and business locations are scheduled to be closed in the spring of 1995.

    When fully implemented, the restructuring plan is expected to reduce the Company's annual sales by approximately $14,500,000, reduce gross profit by approximately $3,700,000 per year, reduce direct operating costs by approximately $7,400,000 per year, and increase earnings before taxes by approximately $3,700,000 a year. The restructuring plan will also reduce the Company's store and administrative workforce by approximately 210 people.

    A pre-tax charge to earnings of $7,571,000 was taken during fiscal 1995 as a result of the restructuring. Restructuring costs include the following (in thousands):

- - -------------------------------------------------------------------
Termination of property leases                               $1,262
Abandonment of leasehold improvements
    and other fixed assets                                    1,026
Severance and other related payments                          3,559
Cumulative currency translation adjustments
    related to foreign operations closed                        615
Write-down of inventory below cost                              503
Other                                                           606
- - -------------------------------------------------------------------
                                                             $7,571
- - -------------------------------------------------------------------
- - -------------------------------------------------------------------

    The following methods were used to calculate the restructuring charges:

* Termination of property leases -- based on amounts due under terminated lease agreements and agreements with lessors.

* Abandonment of leasehold improvements and other fixed assets -- net book value of leasehold improvement and other fixed assets that cannot be transferred to other stores/locations or sold. The Company does not expect to receive any material proceeds from sales of the leasehold improvements and other fixed assets.

* Severance and other related payments -- based on severance and other agreements with employees. Severance amounts were based on years of service and paid over the number of pay weeks owed the employees. Severance payments also include health insurance costs for terminated employees, which were based on the number of employees terminated and the average cost per employee for health insurance coverage for one year, less premiums to be paid by terminated employees.

* Cumulative currency translation adjustments related to foreign operations closed -- relates to the Company's Toronto airport operations. Based on January 29, 1995 U.S. dollar/Canadian dollar exchange rate. These operations will be closed in February 1995.

* Write-down of inventory below cost -- estimate of expected sales below cost for close-out sales.

    The Company will pay approximately $5,427,000 in cash relating to restructuring costs. Approximately $2,144,000 of the restructuring costs relate to non-cash write-offs of recorded assets. As of January 29, 1995, the Company has closed 14 of its Northern Border stores and eliminated certain administrative functions relating to the Northern Border Division. The Company has paid approximately $734,000 for employee severance and other arrangements, and $107,000 for rent and miscellaneous other expenses relating to closed stores as of January 29, 1995. As of January 29, 1995, 130 store and administrative employees have been terminated. The Airport and Diplomatic and Wholesale locations are scheduled to be closed in the spring of 1995.

    Net sales of the stores and business locations which will be closed under the restructuring plan were $13,931,000, $15,233,000 and $17,460,000 for fiscal 1995, 1994 and 1993, respectively. Operating income (losses) of the stores and businesses to be closed under the restructuring plan were $(2,508,000), $(1,022,000) and $789,000 for fiscal 1995, 1994 and 1993, respectively.

Revaluation of Intangible Assets

    In the third quarter of fiscal 1995, the Company changed its method of evaluating the recoverability of intangible assets. Under the new method, fair values of intangible assets are determined based on the estimated discounted future operating cash flows of the related acquired operations over the life of each intangible asset. Previously, impairment was measured using undiscounted cash flows. The new method is preferable in the circumstances, because it results in a more appropriate balance sheet valuation of intangible assets. The projected financial results of each operation are based on management's best estimate of expected future operating cash flows. Discount rates take into account the risk associated with each operation, based on the type of business, geographic location, and other matters, in relation to risk free investments. Discount rates are reviewed on a periodic basis by the Company's independent auditors, as part of their annual audit, to determine their appropriateness. Management reviews the valuation and amortization of all its intangible assets on an ongoing basis, including the intangible assets related to the purchase of Inflight on May 1, 1994. As part of this ongoing review, management determined that cash flow from certain acquired businesses will be below the expectations set by management when the business acquisitions were completed. Accordingly, under its new policy, the Company reduced the carrying amount of its intangible assets by $46,002,000 during fiscal 1995. Because the change in accounting principle is inseparable from the change in estimate, it has been accounted for as a change in estimate. Had the previous method remained in effect, there would have been no significant impairment at January 29, 1995.

    The Company acquired various duty free and related businesses along the United States/Canada border from November 1990 through June 1993, which included the purchase of 16 duty free stores and related businesses on February 1, 1991 and other smaller acquisitions. Subsequent to the acquisitions, the financial results of these operations, and the Northern Border Division as a whole, have been significantly below the expectations set by management when the acquisitions were completed due primarily to reduced travel across the United States/Canada border, and substantial price reductions on tobacco products in the Canadian domestic market as a result of a decrease in Canadian taxes on tobacco products in fiscal 1995. Management has determined that travel across the United States/Canada border will not increase substantially from current levels, due primarily to the fact that travel across the border has not increased as the Canadian economy has improved in fiscal 1995, and reduced Canadian tobacco prices and taxes will continue to have a negative effect on duty free operations along the border. The projected results for the businesses acquired along the United States/Canada border based on a five percent long-term growth rate from fiscal 1995 financial results over 30 years, using a 20% discount rate (the same discount rate used by the Company and its appraisers when acquiring the businesses), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to these acquisitions. Accordingly, under its new policy, the Company reduced the carrying amount of its Northern Border intangible assets by $30,839,000.

    On May 7, 1993, the Company acquired a 75 percent interest in Bared Jewelers of the Virgin Islands ("Bared Jewelers"). Bared Jewelers operates three stores in the primary shopping area of St. Thomas, U.S.V.I. Since the acquisition, the operations of Bared Jewelers have not achieved the sales and earnings projections prepared at the time of the acquisition due primarily to a decrease in the number of cruise ship travelers to St. Thomas. Management has determined that the number of cruise ship travelers to St. Thomas will not increase significantly from current levels, because of an increase in the number of ports in the Caribbean and throughout the world serviced by the cruise ship industry. The projected results for the operations acquired in the Bared Jewelers acquisition based on a five percent long-term growth rate from fiscal 1995 financial results over the length of the related leases, using a 15% discount rate (the same discount rate used by the Company and its appraisers when acquiring Bared Jewelers), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to this acquisition. Accordingly, under its new policy, the Company reduced the carrying amount of its Bared Jewelers intangible assets by $7,813,000.

    The remaining $7,350,000 write-down of intangible assets related to five Airport and Diplomatic and Wholesale Division acquisitions. These write-downs were a result of the Company adopting the discounted cash flow method for evaluating the recoverability of intangible assets, and the Company revising cash flow projections for these businesses due to the Company deemphasizing wholesale sales in fiscal 1995, and projected results for smaller Airport Division acquisitions being below the expectations set by management when the acquisitions were completed. The discount rates used were between 15% and 20% and were the same rates used by the Company and its appraisers when acquiring the businesses.

    The intangible asset revaluation write-down by type of intangible asset and division is as follows (in thousands):

                                                      Diplomatic
                                 Northern                    and
                                   Border    Airport   Wholesale
                                 Division   Division    Division      Total
- - ---------------------------------------------------------------------------
Excess of cost over
    net assets of
    subsidiaries acquired         $ 7,880    $ 3,734      $3,229    $14,843
Non-competition
    agreements                     13,201        835          --     14,036
Purchase options                    2,238      1,200          --      3,438
Operating rights/leaseholds         7,354      4,939          --     12,293
Other                                 166      1,226          --      1,392
- - ---------------------------------------------------------------------------
                                  $30,839    $11,934      $3,229    $46,002
- - ---------------------------------------------------------------------------
- - ---------------------------------------------------------------------------

    The $46,002,000 reduction of the carrying amount of intangible assets will reduce amortization expense by approximately $3,500,000 in fiscal 1996. The write-downs will not require any cash payments in the future.

Net Earnings

    A total pre-tax charge to earnings of $53,573,000, $38,935,000 after-tax, was taken in the year ended January 29, 1995, encompassing all costs associated with both the restructuring plan and the intangible asset revaluations described above. Net earnings for the year ended January 29, 1995, excluding the after-tax affects of the restructuring plan and the intangible asset revaluations, were $14,133,000, or $0.52 per share, a decrease of $13,260,000, or 48%, from net earnings of $27,393,000, or $1.01 per share, for the year ended January 31, 1994. The decrease was due primarily to a significant decrease in the Northern Border Division's net sales and earnings, and interest expense resulting from the issuance of the $115,000,000 7% senior notes on January 25, 1994.

Net Sales

    The following table sets forth, for the fiscal years indicated, the net sales and the percentage of total net sales for each of the Company's four divisions and the period to period change in such sales (in thousands, except for percentages):

                                    Fiscal Year Ended                     Increase/(Decrease)
Divisional                  ---------------------------------------              Fiscal
Net Sales                   JANUARY 29, 1995       January 31, 1994          1995 vs. 1994
- - ---------------------------------------------------------------------------------------------
Border:
    Southern                $144,602    28.8%      $126,583    33.6%      $ 18,019     14.2 %
    Northern                  73,631    14.7         94,569    25.1        (20,938)   (22.1)%
Airport                       92,887    18.5         76,887    20.5         16,000     20.8 %
Diplomatic and
    Wholesale                 68,751    13.7         78,397    20.8         (9,646)   (12.3)%
Inflight                     121,890    24.3             --     N/A        121,890      N/A
- - ----------------------------------------------------------------------------------
                            $501,761   100.0%      $376,436   100.0%      $125,325     33.3 %
- - ----------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------

    The Company's net sales, excluding the Inflight Division's net sales, were $379,871,000 for fiscal 1995, an increase of $3,435,000, or 0.9%, from fiscal 1994. Southern Border Division net sales increased by 14.2% due primarily to the continued expansion of the Mexican economy during most of fiscal 1995, the Company's advertising campaign within Mexico, which management believes continued to increase the awareness of the value of duty free shopping among the mass market, and the development of new merchandising programs by the Company. In December 1994, the Mexican government devalued the peso resulting in a significant drop in the value of the peso versus the U.S. dollar. The devaluation significantly reduced the Southern Border Division's net sales during the last ten days of December and all of January when compared to the same periods in fiscal 1994, and is expected to have a significant negative impact on the Southern Border Division's net sales during fiscal 1996. Northern Border Division net sales decreased by 22.1% during fiscal 1995 when compared to the prior fiscal year. Management believes the decrease was due primarily to reduced travel across the United States/Canada border and the lower value of the Canadian dollar when compared to last year. In addition, substantial price reductions on tobacco products in the Canadian domestic market, due to a decrease in Canadian taxes on tobacco products, have resulted in a significant decrease in tobacco product sales by the Northern Border Division, and reductions in selling prices and gross margins. Management expects that travel across the border will not increase substantially from current levels in the foreseeable future and reduced Canadian tobacco prices and taxes will continue to have a negative effect on duty free operations along the border during fiscal 1996. Airport Division net sales increased by 20.8% due primarily to new duty free and retail locations at O'Hare International Airport (Chicago), which opened in October 1993, new stores on the Caribbean islands of Aruba, St. Maarten, Bonaire and Curacao, which opened in January 1994 and the first quarter of fiscal 1995, and the Bared Jewelers acquisition on May 7, 1993. Diplomatic and Wholesale Division net sales decreased by 12.3% during fiscal 1995 when compared to the prior fiscal year. As management continued to focus on improving the Company's financial performance and cash flow, it de-emphasized what would have been relatively low gross margin sales in this division and, accordingly, reduced the working capital investment needed to support those sales. The Company purchased Inflight, and established its Inflight Division, on May 1, 1994. The Inflight Division had net sales of $121,890,000 for the nine months ended January 29, 1995. Management believes the restructuring plan will reduce the Company's net sales by approximately $14,500,000 per year.

Cost of Sales and Gross Profit

    Cost of sales includes the cost of merchandise purchased from suppliers and the cost of distribution to store locations. Gross profit, as a percentage of net sales, was 39.9% for fiscal 1995 compared to 39.2% for fiscal 1994. The increase was due primarily to the Inflight Division having higher gross profit margins than the Company's average gross profit margin and a decrease in the Diplomatic and Wholesale Division's low gross margin wholesale sales. The above was partially offset by the Northern Border Division reducing tobacco prices in fiscal 1995 and a significant decrease in the Northern Border Division's sales, which generally have gross profit margins higher than the Company's average gross profit margin.

    The restructuring plan did not and will not have a material effect on the Company's gross profit.

Advertising, Storage and Other Operating Income

    Advertising, storage and other operating income decreased by $788,000 from fiscal 1994. The decrease was due primarily to the businesses purchased in the Bared Jewelers acquisitions having one-time advertising programs with vendors during fiscal 1994.

Selling, General, and Administrative Expenses

    Selling, general and administrative expenses, as a percentage of net sales, increased to 35.5% during fiscal 1995 from 30.1% during fiscal 1994. The increase was due primarily to the following factors:

*The Inflight Division having selling, general and administrative expenses, as a percentage of net sales, higher than the Company average due primarily to commission expenses paid to airlines and the amortization of intangible assets related to the purchase.

*An increase in sales in the Airport Division which generally has higher operating costs, as a percentage of net sales, than the Company's other divisions.

*A significant decrease in Northern Border Division sales without a proportionate decrease in relatively fixed operating costs.

    The restructuring plan and revaluation of intangible assets, as described above, will reduce the Company's selling, general and administrative expenses by approximately $10,900,000 in fiscal 1996.

Other Income (Expense)

    Other income decreased by $7,974,000 from fiscal 1994 due primarily to an increase in interest expense resulting from the issuance of the $115,000,000, 7% senior notes on January 25, 1994. Approximately $71,400,000 (net of cash acquired) of the proceeds from the issuance of the senior notes was used to purchase Inflight during fiscal 1995.

Income Taxes

    Income taxes, excluding the tax benefits from the intangible asset revaluations and restructuring described above, as a percentage of earnings before income taxes, were virtually unchanged when compared to fiscal 1994 (37.0% in fiscal 1995 compared to 36.4% in fiscal 1994). The revaluation of intangible assets and the restructuring reserves resulted in $10,627,000 of deferred tax assets as of January 29, 1995. Management has determined, based on the Company's history of prior operating earnings and projected future operating earnings, that taxable income of the Company in the future will more likely than not be sufficient to fully recognize these deferred tax assets.

FISCAL 1994 COMPARED WITH 1993

Net Sales

    The following table sets forth, for the years indicated, the net sales and the percentage of total net sales for each of the Company's divisions and the period to period change in such sales:

                                  Year ended January 31,              Increase/(Decrease)
                           --------------------------------------          Year ended
Divisional                 (In thousands, except for percentages)       January 31, 1994
Net Sales                          1994                 1993                vs. 1993
- - -----------------------------------------------------------------------------------------
Border:
    Northern                $ 94,569    25.1%    $113,249    31.3%    $(18,680)    (16.5)%
    Southern                 126,583    33.6      114,228    31.6       12,355      10.8 %
Airport                       76,887    20.5       58,512    16.2       18,375      31.4 %
Diplomatic and
    Wholesale                 78,397    20.8       75,834    20.9        2,563       3.4 %
- - ------------------------------------------------------------------------------
                            $376,436   100.0%    $361,823   100.0%    $ 14,613       4.0 %
- - ------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------

    The Company's net sales increased to $376,436,000 in fiscal 1994 from $361,823,000, in fiscal 1993, an increase of $14,613,000, or 4.0%. Increases in the Southern Border, Airport and Diplomatic and Wholesale Divisions' net sales were partially offset by a decrease in Northern Border Division sales. Northern Border Division net sales decreased by 16.5% for the year ended January 31, 1994 when compared to the prior year. The decrease was due primarily to reduced travel across the United States/Canada border which management believes is attributable to the continuing economic recession in Canada, the reduced value of the Canadian dollar versus the U.S. dollar, and the Canadian government reducing tariffs on many popular items to encourage spending in Canada. Southern Border Division net sales increased by 10.8% due primarily to the Company's advertising campaign within Mexico, which management believes increased the awareness of duty free shopping among the mass market, and the development of new merchandising programs, which included adding lower-priced items to attract a larger market segment. Airport Division net sales increased by 31.4% due primarily to the new duty free and retail locations in San Juan, Puerto Rico, Pittsburgh, PA, St. Thomas, USVI and Chicago, IL. Diplomatic and Wholesale Division net sales remained relatively the same when compared to the prior year.

Cost of Sales and Gross Profit

    Cost of sales includes the cost of merchandise purchased from suppliers and the cost of distribution to store locations. Gross profit, as a percentage of net sales, decreased to 39.2% for the year ended January 31, 1994 from 40.5% for the year ended January 31, 1993. The decrease was due primarily to a decrease in the net sales of the Northern Border Division, which generally has higher gross profit margins than the Company's other divisions, and a reduction of the Northern Border Division's tobacco gross profit margins as a result of the Company reducing tobacco prices to attract a greater percentage of travelers crossing the United States/Canada border.

Advertising, Storage and Other Operating Income

    Advertising, storage and other operating income increased by 11.6% to $5,160,000 for the year ended January 31, 1994 from $4,623,000 for the year ended January 31, 1993. The increase was due primarily to an increase in advertising and other operating income from the businesses acquired in the Bared Jewelers acquisition on May 7, 1993.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses, as a percentage of net sales, increased to 30.1% for the year ended January 31, 1994 from 28.0% for the year ended January 31, 1993. The increase was due primarily to the following factors: an increase in advertising and promotion expenses for the Northern and Southern Border Divisions; an increase in depreciation expense due to capital expenditures for new store locations and renovations of existing stores; an increase in health insurance costs; and operating expenses, including amortization of intangible assets and pre-opening costs, at the new airport locations in San Juan, St. Thomas, Pittsburgh and Chicago. The Airport Division typically has higher operating costs, as a percentage of net sales, than the Company's other divisions.

Other Income (Expense)

    Other income decreased by $981,000 for the year ended January 31, 1994 when compared to the year ended January 31, 1993. The decrease was due primarily to the following factors: a decrease in interest income resulting from a decrease in funds available for investment and lower interest rates in the current year; an increase in interest expense resulting from an increase in borrowings in fiscal 1994; and a decrease in currency exchange income due to a decrease in the value of the Canadian dollar versus the U.S. dollar and the reduced level of travel across the United States/Canada border. The above was partially offset by a $1,000,000 fee earned during fiscal 1994 from the termination of a contract to provide consulting services.

Merger-Related Expenses

    Merger-related expenses for the year ended January 31, 1993 resulted from the UETA merger on April 24, 1992.

Income Taxes

    Income taxes, as a percentage of earnings before income taxes, decreased to 36.4% in fiscal 1994 from 39.0% in fiscal 1993. The decrease was due primarily to merger-related expenses of $4,389,000 in the first quarter of fiscal 1993 being non-deductible for federal and state income tax purposes. The above was partially offset by the Company's United Kingdom operations, acquired in the UETA merger, not being subject to income taxes in the first quarter of fiscal 1993.

Net Earnings

    Net earnings for the year ended January 31, 1994 were $27,393,000, or $1.01 per share, a decrease of $2,980,000, or 9.8%, from $30,373,000, or $1.08 per share, for the year ended January 31, 1993. The decrease was due primarily to a decrease in Northern Border Division net sales, which has higher operating margins than the Company's other divisions, and a decrease in other non-operating income. The above was partially offset by $4,389,000 of merger-related expenses incurred in the first quarter of fiscal 1993, which were non-deductible for federal and state income tax purposes. Earnings before merger-related expenses were $34,762,000, or $1.24 per share, for the year ended January 31, 1993.

FISCAL 1996 OUTLOOK

    The Company expects that fiscal 1996 net earnings will be favorably affected by the following factors and assumptions:

*The closing in fiscal 1995 and 1996 of unprofitable or marginally profitable stores and business locations and increased efficiencies from the consolidation of administrative and warehouse operations under the restructuring plan.

*A decrease in amortization expense resulting from the revaluation of intangible assets during fiscal 1995.

*The Northern Border Division's fiscal 1996 sales are projected to be about the same as fiscal 1995 sales based on the following: improvement in sales and Canadian travel trends in the fourth quarter of fiscal 1995 compared with the prior year; travel across the United States/Canada border during fiscal 1996 assumed to be approximately equal to fiscal 1995; annualization of the adverse affects of the reduction of Canadian taxes on tobacco products which occurred early in fiscal 1995; the assumption that the value of the Canadian dollar will not vary significantly from current levels.

*Inflight Division operations will be included in the Company's results for all of fiscal 1996 (Inflight was purchased May 1, 1994), and improvements in Inflight's operating results during fiscal 1996.

    The devaluation of the Mexican peso is expected to have a significant adverse impact on the Southern Border Division's fiscal 1996 sales and earnings. Credible and protracted stability in the value of the Mexican peso versus the U.S. dollar is an important element in projecting the Southern Border Division's sales and earnings for fiscal 1996. The devaluation may have a more significant impact on the Company's financial results than is currently projected by the Company. During January and February 1995, management adjusted its marketing and promotion programs for the Southern Border Division, and effected expense reductions of approximately $3,800,000 annually. Management will continue to monitor the Southern Border Division's fiscal 1996 sales and earnings and take additional actions if required.

    The Company estimates that the restructuring plan and the intangible asset revaluations would have increased fiscal 1995 net earnings by approximately $4,000,000, or $.15 per share, if the restructuring plan and the intangible asset revaluations had occurred as of February 1, 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary liquidity and capital requirements for fiscal 1996 will be working capital needs, primarily inventory and receivables, and purchases of property and equipment. The Company believes its existing funds and cash provided by operations will be sufficient to meet its current liquidity and capital requirements.

    The restructuring plan and the intangible asset revaluations did not have a material effect on the Company's liquidity and capital resources during fiscal 1995 and are not expected to have a material effect in the future. The Company believes it will continue to generate significant cash flow from operations during fiscal 1996 in spite of the difficulties currently facing the Southern Border Division.

    In March 1995, Standard and Poor's downgraded the rating of the Company's $115,000,000 senior notes from BBB to BBB-, primarily in response to the devaluation of the Mexican peso. The downgrade will not affect the Company's current borrowing costs under the senior notes, and the Company's senior notes remain investment grade according to Standard and Poor's. However, the downgrade could increase the costs of any borrowings in the future. In January 1995, Moody's Investors Service placed the Company's Ba1 senior debt rating under review for potential downgrade in response to the devaluation of the Mexican peso.

Net Cash Provided by Operating Activities

    Net cash provided by operating activities was $41,938,000 for fiscal 1995, an increase of $24,085,000 from $17,853,000 for fiscal 1994. The increase was due primarily to the following factors: a significant decrease in accounts receivable, excluding Inflight, from January 31, 1994 as a result of a decrease in low gross margin wholesale sales in fiscal 1995; a significant decrease in inventory, excluding Inflight, from January 31, 1994 due to the inventory reduction program instituted by the Company in the fourth quarter of fiscal 1994; and net cash provided by operating activities from the Inflight operations purchased on May 1, 1994. The above were partially offset by a significant decrease in net earnings, excluding the non-cash expenses of the intangible asset revaluations and restructuring expenses, for fiscal 1995 when compared to fiscal 1994.

Net Cash Used in Investing Activities

    Net cash used in investing activities was $89,887,000 for the fiscal year ended January 29, 1995. During fiscal 1995, the Company purchased Inflight for approximately $71,400,000 in cash, net of cash acquired. The Company spent approximately $31,230,000 on capital expenditures (excluding acquisitions of businesses) during the fiscal year ended January 29, 1995, consisting primarily of the purchase of leased and other property on the United States/Mexico border, construction of the 100,000 square foot warehouse and distribution facility in Florida, store expansions and renovations, and the continuing upgrade of the Company's management information systems.

    The Company expects to spend approximately $12,500,000 on capital expenditures during fiscal 1996. Significant capital expenditures will include the continued upgrade of the Company's management information systems, adding 50,000 square feet to the Company's warehouse and distribution center in Florida, and additional store expansions and renovations.

Net Cash Used in Financing Activities

    The Company will make approximately $3,750,000 of scheduled debt payments and $5,500,000 of dividend payments in fiscal 1996.

Working Capital

    Working capital was $113,996,000 as of January 29, 1995, a decrease of $90,122,000 from $204,118,000 as of January 31, 1994. The decrease was due primarily to the acquisition of Inflight on May 1, 1994 and investments in property and equipment. Working capital on January 31, 1994 included the cash received from the issuance of the $115,000,000 senior notes in January 1994.


EXCHANGE RATES

    The majority of the Company's customers are not United States residents. Thus, the value of the U.S. dollar relative to foreign currencies affects travelers' relative purchasing power, thereby affecting the Company's sales. The Northern Border and Southern Border Division's sales are significantly affected by the value of the Canadian dollar and Mexican peso, respectively, relative to the United States dollar. The declines in the value of the Canadian dollar, and, more recently, the Mexican peso have resulted in diminished sales in the Company's Northern Border and Southern Border Divisions.

    The Company imports a significant portion of its products at prices negotiated either in U.S. dollars or foreign currencies. As a result, the Company's costs are affected by fluctuations in the value of the U.S. dollar in relation to foreign currencies. The Company enters into foreign exchange forward contracts as a hedge against a portion of its exposure to currency fluctuations on commitments to purchase merchandise. The use of foreign exchange forward contracts for merchandise purchases lessens the uncertainty in impact of exchange rate fluctuations on the Company's gross profit margins. The Company does not engage in foreign currency speculation. At January 29, 1995, the Company had outstanding foreign exchange forward contracts, maturing at various dates in fiscal 1996, to purchase approximately $12,495,000 of foreign currencies. The fair value of these contracts at January 29, 1995 of approximately $12,703,000 was estimated by obtaining quotes from a bank assuming all contracts were purchased on January 29, 1995.


STOCK PRICES AND DIVIDENDS

    The Company's common stock trades on the New York Stock Exchange under the ticker symbol "DFI." The approximate number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name, was 446 as of March 3, 1995.

    The following table sets forth the high and low last reported sale prices for the common stock as reported by the New York Stock Exchange:

                            High                  Low
- - -----------------------------------------------------
FISCAL 1995:
First quarter            $18-3/8              $13-5/8
Second quarter            15-1/2                9
Third quarter             13-1/2                9-1/4
Fourth quarter            13-1/2                8-1/4

Fiscal 1994:
First quarter            $28-5/8              $20-3/4
Second quarter            28-1/4               17-5/8
Third quarter             19-1/4               14-1/4
Fourth quarter            19-7/8               15-5/8

    Cash dividends declared were approximately $5,445,000, or $0.20 per share, and $5,419,000, or $0.20 per share, for the years ended January 29, 1995 and January 31, 1994. Cash dividends were paid quarterly at $0.05 per share during fiscal 1995 and 1994. The Company plans to continue declaring quarterly cash dividends of $0.05 per share during fiscal 1996.

Duty Free International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

                                                       JANUARY 29,      January 31,       January 31,
Year ended                                                    1995             1994              1993
- - -----------------------------------------------------------------------------------------------------
NET SALES                                                 $501,761         $376,436          $361,823
Cost of sales                                              301,387          228,696           215,398
- - -----------------------------------------------------------------------------------------------------
        Gross profit                                       200,374          147,740           146,425
Advertising, storage and other operating income              4,372            5,160             4,623
- - -----------------------------------------------------------------------------------------------------
                                                           204,746          152,900           151,048
Selling, general and administrative expenses               177,895          113,365           101,401
RESTRUCTURING EXPENSES (note 2)                              7,571               --                --
REVALUATION OF INTANGIBLE ASSETS (note 3)                   46,002               --                --
- - -----------------------------------------------------------------------------------------------------
        OPERATING INCOME (LOSS)                            (26,722)          39,535            49,647
- - -----------------------------------------------------------------------------------------------------
Other income (expense):
    Interest income                                          3,619            2,481             3,843
    Interest expense                                        (8,878)          (1,495)           (1,044)
    Gain (loss) on foreign currency transactions              (556)             654             1,005
    Other, net                                               1,388            1,907               724
- - -----------------------------------------------------------------------------------------------------
                                                            (4,427)           3,547             4,528
- - -----------------------------------------------------------------------------------------------------
Merger-related expenses                                         --               --             4,389
- - -----------------------------------------------------------------------------------------------------
        EARNINGS (LOSS) BEFORE INCOME TAXES                (31,149)          43,082            49,786
Income tax expense (benefit) (note 8)                       (6,347)          15,689            19,413
- - -----------------------------------------------------------------------------------------------------
        NET EARNINGS (LOSS)                               $(24,802)        $ 27,393          $ 30,373
- - -----------------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE                                   $(0.91)           $1.01             $1.08
- - -----------------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Duty Free International, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands)


                                                                                            JANUARY 29,    January 31,
                                                                                                   1995           1994
- - ----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                                  $ 31,353       $ 99,669
    Short-term investments, at cost (note 15)                                                    13,086         32,315
    Receivables:
        Trade receivables, less allowance for doubtful
            accounts of $795 in 1995 and $740 in 1994                                            20,183         13,537
        Other                                                                                    11,400          8,127
- - ----------------------------------------------------------------------------------------------------------------------
                                                                                                 31,583         21,664
- - ----------------------------------------------------------------------------------------------------------------------
    Merchandise inventories                                                                      95,112         78,257
    Prepaid expenses and other current assets                                                     9,962          6,131
- - ----------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT ASSETS                                                                181,096        238,036
Long-term investments, at cost (note 15)                                                          9,653          8,560
Property and equipment, net (note 6)                                                             82,533         58,967
Excess of cost over net assets of subsidiaries acquired, less accumulated
    amortization of $2,178 in 1995 and $2,478 in 1994 (notes 3 and 5)                            64,682         20,319
Other intangible assets, less accumulated amortization
    of $5,999 in 1995 and $11,424 in 1994 (notes 3, 5 and 11)                                    25,571         51,083
Other assets, net                                                                                23,607         10,635
- - ----------------------------------------------------------------------------------------------------------------------
                                                                                               $387,142       $387,600
- - ----------------------------------------------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Current maturities of long-term debt (note 7)                                              $  2,611       $  2,559
    Accounts payable, trade                                                                      30,964         17,739
    Accrued restructuring expenses (note 2)                                                       3,941             --
    Other current liabilities (note 12)                                                          29,584         13,620
- - ----------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT LIABILITIES                                                            67,100         33,918
Long-term debt, excluding current maturities (note 7)                                           115,798        118,211
Other liabilities                                                                                 3,093          3,610
- - ----------------------------------------------------------------------------------------------------------------------
            TOTAL LIABILITIES                                                                   185,991        155,739
- - ----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (note 14):
    Common stock, par value $.01 per share.
        Authorized 75,000,000 shares; 27,243,550 issued and outstanding
        shares in 1995 and 27,238,146 shares in 1994                                                272            272
    Additional paid-in capital                                                                   80,121         80,321
    Foreign currency translation adjustments                                                       (603)          (340)
    Retained earnings                                                                           121,361        151,608
- - ----------------------------------------------------------------------------------------------------------------------
            TOTAL STOCKHOLDERS' EQUITY                                                          201,151        231,861
Commitments and contingencies (notes 4, 10 and 16)
- - ----------------------------------------------------------------------------------------------------------------------
                                                                                               $387,142       $387,600
- - ----------------------------------------------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Duty Free International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

                                                                               Foreign
                                            Common stock      Additional      currency                          Total
                                          ----------------       paid-in   translation       Retained   stockholders'
                                          Shares    Amount       capital   adjustments       earnings          equity
- - ---------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1992               28,429      $284      $112,806         $ (48)      $103,405        $216,447
Transactions of pooled company              (360)       (4)      (14,467)           --             --         (14,471)
IDF Services merger                          (62)       --           523            --             --             523
Dividends ($0.15 per share)                   --        --            --            --         (4,144)         (4,144)
Common stock purchased and retired          (951)      (10)      (22,182)           --             --         (22,192)
Exercise of common stock options              66         1           495            --             --             496
Tax benefit from exercise of
    common stock options                      --        --           569            --             --             569
Change in foreign currency
    translation adjustments                   --        --            --          (258)            --            (258)
Net earnings                                  --        --            --            --         30,373          30,373
- - ---------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1993               27,122       271        77,744          (306)       129,634         207,343
Acquisition of Bared Jewelers
    (notes 3 and 5)                          112         1         2,519            --             --           2,520
Dividends ($0.20 per share)                   --        --            --            --         (5,419)         (5,419)
Exercise of common stock options               4        --            37            --             --              37
Other                                         --        --            21            --             --              21
Change in foreign currency
    translation adjustments                   --        --            --           (34)            --             (34)
Net earnings                                  --        --            --            --         27,393          27,393
- - ---------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1994               27,238       272        80,321          (340)       151,608         231,861
Dividends ($0.20 per share)                   --        --            --            --         (5,445)         (5,445)
Exercise of common stock options              34        --           236            --             --             236
Common stock purchased and retired           (28)       --          (436)           --             --            (436)
Change in foreign currency
    translation adjustments                   --        --            --          (263)            --            (263)
Net loss                                      --        --            --            --        (24,802)        (24,802)
- - ---------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 29, 1995               27,244      $272      $ 80,121         $(603)      $121,361        $201,151
- - ---------------------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Duty Free International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                                                       JANUARY 29,     January 31,     January 31,
Year ended                                                                    1995            1994            1993
- - ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings (loss)                                                   $(24,802)       $ 27,393        $ 30,373
    Adjustments to reconcile net earnings (loss) to net
        cash provided by operating activities:
            Depreciation and amortization of property and equipment          6,642           5,003           4,088
            Other amortization                                               8,008           5,447           4,450
            Provision for (benefit of) deferred income taxes               (13,222)            331             194
            Revaluation and write-off of assets                             48,405              --              --
            Changes in operating assets and liabilities, net of effects of acquisitions accounted for by the purchase method:
                    Accounts receivable                                      4,147          (1,555)         (5,640)
                    Notes receivable                                            --          (1,000)         (1,498)
                    Merchandise inventories                                 10,015          (4,046)            995
                    Prepaid expenses and other current assets                  991            (878)           (624)
                    Accounts payable, trade                                 (3,012)         (8,117)         (3,804)
                    Income taxes payable                                    (2,863)         (3,049)            871
                    Accrued restructuring expenses                           4,586              --              --
                    Other current liabilities                                3,820          (1,796)           (942)
            Other                                                             (777)            120             992
- - ------------------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY OPERATING ACTIVITIES                   41,938          17,853          29,455
- - ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from maturities of investments                                 50,103          23,418          30,096
    Purchases of investments                                               (32,225)        (23,125)        (22,298)
    Additions to property and equipment                                    (31,230)        (13,352)        (20,268)
    Acquisitions of businesses, accounted for by
        the purchase method, net of cash acquired                          (74,991)        (21,898)        (10,945)
    Investments in and advances to affiliates                               (3,363)         (1,254)             --
    Other                                                                    1,819          (2,701)         (2,297)
- - ------------------------------------------------------------------------------------------------------------------
                NET CASH USED IN INVESTING ACTIVITIES                      (89,887)        (38,912)        (25,712)
- - ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from long-term borrowings and notes payable                        --         115,118           3,238
    Payment of long-term borrowings and notes payable                      (14,464)         (5,655)         (6,381)
    Dividends paid                                                          (5,445)         (5,435)         (2,770)
    Purchase of common stock                                                  (436)             --         (22,192)
    Other                                                                      (22)            952             248
- - ------------------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        (20,367)        104,980         (27,857)
- - ------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (68,316)         83,921         (24,114)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              99,669          15,748          39,862
- - ------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $ 31,353        $ 99,669        $ 15,748
- - ------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Duty Free International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 29, 1995, January 31, 1994 and 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING
      POLICIES AND OTHER MATTERS

    Business -- Duty Free International, Inc. and its subsidiaries (the Company) are engaged principally in the sale of tax and duty free merchandise, such as spirits, tobacco, perfume and gift items.

    Principles of consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Long-term investments in affiliates in which the Company does not have a majority interest or control are accounted for by the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

    Fiscal Year -- As of January 29, 1995, the Company adopted a 4-5-4 week fiscal calendar with its fiscal year ending on the last Sunday of January. The fiscal years ended January 29, 1995, January 31, 1994 and January 31, 1993 are referred to hereafter as 1995, 1994 and 1993, respectively.

    Cash equivalents -- For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    Investments in debt and equity securities -- Effective February 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Statement 115 requires that debt and equity securities, except for investments accounted for under the equity method and investments in consolidated subsidiaries, be classified into three categories. "Held-to-maturity securities" are debt securities that the enterprise has the positive intent and ability to hold to maturity. These securities are reported at amortized cost. "Trading securities" are debt and equity securities that are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in earnings. "Available-for-sale securities" are debt and equity securities that are not classified as either "held-to-maturity securities" or "trading securities" and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Fair values are based on quoted market prices. Upon purchase, management considers the maturity and other characteristics of each investment and its asset-liability management policies and designates each investment into one of the three categories noted above. The appropriateness of the classification is reassessed at each reporting date.

    Fair values of financial instruments -- Information regarding fair values of foreign exchange forward contracts, long-term debt, and investments in debt securities is set forth in notes 4, 7 and 15 to the financial statements. Fair values of other financial instruments, such as receivables and payables, approximate carrying values.

    Merchandise inventories -- Merchandise inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

    Property and equipment -- Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease terms or estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred.

    Intangible assets -- The Company accounts for intangible assets at the lower of amortized cost or fair value. The Company changed its method of evaluating the recoverability of intangible assets during fiscal 1995. Under the new method, fair value of intangible assets is determined based on the estimated discounted future operating cash flows of the related acquired operations over the life of each intangible asset. Previously, impairment was measured using undiscounted cash flows. The new method results in a more appropriate balance sheet valuation of intangible assets. Because the change in accounting principle is inseparable from the change in estimate, it has been accounted for as a change in estimate. The projected financial results of each operation are based on management's best estimate of expected future operating results. Discount rates take into account the risk associated with each operation, based on the type of business, geographic location and other matters. Management reviews the valuation and amortization of its intangible assets on an ongoing basis. See note 3 regarding the revaluation of intangible assets during fiscal 1995.

    The excess of cost over net assets of subsidiaries acquired is amortized over 30 years using the straight-line method. Other intangible assets consist principally of operating rights and non-competition agreements. The operating rights are being amortized over 3 to 25 years; the non-competition agreements are being amortized over the terms of such agreements (3 to 15 years) and other intangible assets are being amortized over the estimated useful lives of the related assets (5 to 30 years) using the straight-line method.

    Advertising expense -- The Company expenses advertising costs the first time advertising takes place. The Company did not have any deferred advertising costs as of January 29, 1995 and January 31, 1994. Advertising expense was $4,000,000, $3,500,000 and $2,000,000 during fiscal 1995, 1994 and 1993, respectively.

    Foreign currency transactions -- Exchange gains and losses from transactions of domestic operations in foreign currencies and commissions earned from the Company's currency exchange activities are included in other income.

    The functional currency for certain of the Company's foreign retail operations is the local currency. The translation of the foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the year. Adjustments resulting from such translation are included as a separate component of stockholders' equity.

    Income taxes -- Effective February 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," and has reported the cumulative effect of that change in the method of accounting for income taxes in the fiscal 1994 consolidated statement of operations. Under Statement 109, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Earnings per share -- Earnings per share are based on the weighted average number of shares of common stock outstanding during each year. The numbers of shares used in the computations were 27,224,000, 27,204,000 and 28,142,000 for fiscal 1995, 1994 and 1993, respectively. Common shares issuable upon exercise of stock options are excluded from the computation because their effect is not material.

    Foreign Exchange Forward Contracts -- Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transactions occur.

    Reclassifications -- Certain amounts for fiscal 1994 and 1993 have been reclassified to conform to the presentation for fiscal 1995.

(2) RESTRUCTURING EXPENSES

    During the third quarter of fiscal 1995, management undertook a restructuring plan which will include the closing of 23 stores and business locations, and the consolidation of administrative and warehouse operations. The Company closed 14 unprofitable or marginally profitable stores at secondary crossings along the United States/Canada border. The closings were prompted by the Company's experience with declining sales on the Northern Border during the summer of 1994. Initially, the Company had believed that its Northern Border Division sales had been adversely affected in fiscal 1993 and 1994 by cyclical factors such as unusually inclement weather and the Canadian economic recession, as well as the reduced purchasing power of the Canadian dollar. Its experience during last summer's important sales season with further significant reductions in sales, following the Canadian government's precipitous and dramatic reduction in tobacco taxes in February 1994, led it to conclude that the changes in sales on the Northern Border were to be of a more long-term nature. Seven unprofitable Airport Division retail locations are scheduled to be closed, which include all five of the Company's stores in Toronto, Canada and two other smaller specialty stores at airports in Bangor, Maine and Burlington, Vermont. These stores are scheduled to be closed due to current and projected sales levels not being high enough to cover fixed operating costs. Two unprofitable wholesale operations are scheduled to be closed in Seattle, Washington and Carson, California due to the Company deemphasizing wholesale sales during fiscal 1995, and the Company's ability to service wholesale customers from other locations. As part of the restructuring plan, the Company also eliminated regional manager positions in the Northern Border Division, and will consolidate warehouse and administrative operations into the Company's new 100,000 square foot distribution and administrative center in Miami, Florida. The Northern Border Division stores closed in September 1994. The remaining stores and business locations are scheduled to be closed in the spring of 1995.

    When fully implemented, the restructuring plan is expected to reduce the Company's annual sales by approximately $14,500,000, reduce gross profit by approximately $3,700,000 per year, reduce direct operating costs by approximately $7,400,000 per year, and increase earnings before taxes by approximately $3,700,000 a year. The restructuring plan will also reduce the Company's store and administrative workforce by approximately 210 people.

    A pre-tax charge to earnings of $7,571,000 was taken during fiscal 1995 as a result of the restructuring. Restructuring costs include the following (in thousands):

- - -------------------------------------------------------
Termination of property leases                   $1,262
Abandonment of leasehold improvements
    and other fixed assets                        1,026
Severance and other related payments              3,559
Cumulative currency translation adjustments
    related to foreign operations closed            615
Write-down of inventory below cost                  503
Other                                               606
- - -------------------------------------------------------
                                                 $7,571
- - -------------------------------------------------------
- - -------------------------------------------------------


    The following methods were used to calculate the restructuring charges:

* Termination of property leases -- based on amounts due under terminated lease agreements and agreements with lessors.

* Abandonment of leasehold improvements and other fixed assets -- net book value of leasehold improvements and other fixed assets that cannot be transferred to other stores/locations or sold. The Company does not expect to receive any material proceeds from sales of the leasehold improvements and other fixed assets.

* Severance and other related payments -- based on severance and other agreements with employees. Severance amounts were based on years of service and paid over the number of pay weeks owed the employees. Severance payments also include health insurance costs for terminated employees, which were based on the number of employees terminated and the average cost per employee for health insurance coverage for one year, less premiums to be paid by terminated employees.

* Cumulative currency translation adjustments related to foreign operations closed -- relates to the Company's Toronto airport operations. Based on January 29, 1995 U.S. dollar/Canadian dollar exchange rate. These operations will be closed in February 1995.

* Write-down of inventory below cost -- estimate of expected sales below cost for close-out sales.

    The Company will pay approximately $5,427,000 in cash relating to restructuring costs. Approximately $2,144,000 of the restructuring costs relate to non-cash write-offs of recorded assets. As of January 29, 1995, the Company has closed 14 of its Northern Border stores and eliminated certain administrative functions relating to the Northern Border Division. The Company has paid approximately $734,000 for employee severance and other arrangements, and $107,000 for rent and miscellaneous other expenses relating to closed stores as of January 29, 1995. As of January 29, 1995, 130 store and administrative employees have been terminated. The Airport and Diplomatic and Wholesale locations are scheduled to be closed in the spring of 1995.

    Net sales of the stores and business locations which will be closed under the restructuring plan were $13,931,000, $15,233,000 and $17,460,000 for fiscal 1995, 1994 and 1993, respectively. Operating income (losses) of the stores and businesses to be closed under the restructuring plan were $(2,508,000), $(1,022,000) and $789,000 for fiscal 1995, 1994 and 1993, respectively.

(3) REVALUATION OF INTANGIBLE ASSETS

    In the third quarter of fiscal 1995, the Company changed its method of evaluating the recoverability of intangible assets. Under the new method, fair values of intangible assets are determined based on the estimated discounted future operating cash flows of the related acquired operations over the life of each intangible asset. Previously, impairment was measured using undiscounted cash flows. The new method is preferable in the circumstances, because it results in a more appropriate balance sheet valuation of intangible assets. The projected financial results of each operation are based on management's best estimate of expected future operating cash flows. Discount rates take into account the risk associated with each operation, based on the type of business, geographic location, and other matters, in relation to risk free investments. Discount rates are reviewed on a periodic basis by the Company's independent auditors, as part of their annual audit, to determine their appropriateness. Management reviews the valuation and amortization of all its intangible assets on an ongoing basis, including the intangible assets related to the purchase of Inflight on May 1, 1994. As part of this ongoing review, management determined that cash flow from certain acquired businesses will be below the expectations set by management when the business acquisitions were completed. Accordingly, under its new policy, the Company reduced the carrying amount of its intangible assets by $46,002,000 during fiscal 1995. Because the change in accounting principle is inseparable from the change in estimate, it has been accounted for as a change in estimate. Had the previous method remained in effect, there would have been no significant impairment at January 29, 1995.

    The Company acquired various duty free and related businesses along the United States/Canada border from November 1990 through June 1993, which included the purchase of 16 duty free stores and related businesses on February 1, 1991 and other smaller acquisitions. Subsequent to the acquisitions, the financial results of these operations, and the Northern Border Division as a whole, have been significantly below the expectations set by management when the acquisitions were completed due primarily to reduced travel across the United States/Canada border, and substantial price reductions on tobacco products in the Canadian domestic market as a result of a decrease in Canadian taxes on tobacco products in fiscal 1995. Management has determined that travel across the United States/Canada border will not increase substantially from current levels, due primarily to the fact that travel across the border has not increased as the Canadian economy has improved in fiscal 1995, and reduced Canadian tobacco prices and taxes will continue to have a negative effect on duty free operations along the border. The projected results for the businesses acquired along the United States/Canada border based on a five percent long-term growth rate from fiscal 1995 financial results over 30 years, using a 20% discount rate (the same discount rate used by the Company and its appraisers when acquiring the businesses), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to these acquisitions. Accordingly, under its new policy, the Company reduced the carrying amount of its Northern Border intangible assets by $30,839,000.

    On May 7, 1993, the Company acquired a 75 percent interest in Bared Jewelers of the Virgin Islands ("Bared Jewelers"). Bared Jewelers operates three stores in the primary shopping area of St. Thomas, U.S.V.I. Since the acquisition, the operations of Bared Jewelers have not achieved the sales and earnings projections prepared at the time of the acquisition due primarily to a decrease in the number of cruise ship travelers to St. Thomas. Management has determined that the number of cruise ship travelers to St. Thomas will not increase significantly from current levels, because of an increase in the number of ports in the Caribbean and throughout the world serviced by the cruise ship industry. The projected results for the operations acquired in the Bared Jewelers acquisition based on a five percent long-term growth rate from fiscal 1995 financial results over the length of the related leases, using a 15% discount rate (the same discount rate used by the Company and its appraisers when acquiring Bared Jewelers), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to this acquisition. Accordingly, under its new policy, the Company reduced the carrying amount of its Bared Jewelers intangible assets by $7,813,000.

    The remaining $7,350,000 write-down of intangible assets related to five Airport and Diplomatic and Wholesale Division acquisitions. These write-downs were a result of the Company adopting the discounted cash flow method for evaluating the recoverability of intangible assets, and the Company revising cash flow projections for these businesses due to the Company deemphasizing wholesale sales in fiscal 1995, and projected results for smaller Airport Division acquisitions being below the expectations set by management when the acquisitions were completed. The discount rates used were between 15% and 20%, and were the same rates used by the Company and its appraisers when acquiring the businesses.

    The intangible asset revaluation write-down by type of intangible asset and division is as follows (in thousands):


                                                                    Diplomatic
                                      Northern                             and
                                        Border          Airport      Wholesale
                                      Division         Division       Division           Total
- - ----------------------------------------------------------------------------------------------
Excess of cost over
    net assets of
    subsidiaries acquired              $ 7,880          $ 3,734         $3,229         $14,843
Non-competition
    agreements                          13,201              835             --          14,036
Purchase options                         2,238            1,200             --           3,438
Operating rights/leaseholds              7,354            4,939             --          12,293
Other                                      166            1,226             --           1,392
- - ----------------------------------------------------------------------------------------------
                                       $30,839          $11,934         $3,229         $46,002
- - ----------------------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------------------

    The $46,002,000 reduction of the carrying amount of intangible assets will reduce amortization expense by approximately $3,500,000 in fiscal 1996. The write-downs will not require any cash payments in the future.


(4) FOREIGN EXCHANGE FORWARD CONTRACTS

    The only financial derivatives used by the Company are foreign exchange forward contracts. The Company enters into foreign exchange forward contracts to minimize the currency exchange risk associated with purchasing merchandise in currencies other than the United States dollar. The amount of foreign currency purchased by foreign exchange forward contracts is based on anticipated levels of merchandise required to support expected sales levels. Currency rates are monitored against a corporate target which has been used by management in developing business plans. All currency techniques employed by the Company must be approved by the Company's Board of Directors and management. The Company's forward exchange forward contracts are held for purposes other than trading. The Company does not engage in foreign currency speculation.

    Merchandise purchases hedged by foreign exchange forward contracts are valued by using the exchange rate of the applicable foreign exchange forward contract and recognized as part of cost of goods sold when the merchandise is sold. The Company had approximately $12,495,000 of foreign exchange forward contracts outstanding at January 29, 1995 to purchase British pounds, French francs, and Swiss francs. The contracts outstanding at January 29, 1995 mature at various dates in fiscal 1996. The fair value of these contracts was $12,703,000 at January 29, 1995. Fair values were estimated by obtaining quotes from banks assuming all contracts were purchased on January 29, 1995.

(5) ACQUISITIONS

    On May 7, 1993, the Company acquired a 75 percent interest in Bared Jewelers of the Virgin Islands, Inc. ("Bared Jewelers") and entered into a five-year non-competition agreement with the seller. The purchase price of this acquisition was approximately $12,385,000, comprised of $9,865,000 in cash and 112,450 shares of the Company's common stock with a fair value of approximately $2,520,000. In fiscal 1995, the Company reduced the carrying amount of its Bared Jewelers intangible assets by $7,813,000. See note 3 for a more detailed explanation of the revaluation.

    On May 1, 1994, the Company purchased Inflight Sales Group Limited (Inflight), and certain non-competition rights, for approximately $73,300,000. The purchase price exceeded the fair value of the net assets acquired by approximately $65,000,000. Inflight is the leading concessionaire and supplier of on-board duty free merchandise to international airlines.

    The acquisitions described above were accounted for by using the purchase method and, accordingly, the purchase price of each acquisition has been allocated to the related acquired assets and assumed liabilities based on their respective fair values. The consolidated statements of operations for the years ended January 29, 1995 and January 31, 1994 include the results of operations of the acquired businesses from their respective acquisition dates.

    Pro forma results of operations for the years ended January 31, 1994 and 1993, as if the Bared Jewelers acquisition had occurred at the beginning of the respective periods, are not presented because such results would not have been materially different from the actual results for those years. The pro forma results of operations for the year ended January 29, 1995, as if the Inflight acquisition had occurred on February 1, 1994, are not presented because the results would not be materially different from the actual results for the year. The pro forma results of operations that follow summarize, on an unaudited pro forma basis, results of the Company's consolidated operations for the year ended January 31, 1994 assuming the Inflight acquisition had occurred on February 1, 1993 (in thousands).

Year ended January 31,                                          1994
- - --------------------------------------------------------------------
Net sales                                               $481,244,000
Operating income                                          39,184,000
Earnings before income taxes                              37,004,000
Net earnings                                              22,986,000
Earnings per share                                             $0.84
- - --------------------------------------------------------------------

    Supplemental information regarding acquisitions required for the statements of cash flows is as follows (in thousands):

                                        1995        1994        1993
- - --------------------------------------------------------------------
Fair value of
    assets acquired                 $117,236    $ 32,150    $ 10,945
Common stock issued                       --      (2,520)         --
Cash paid                            (74,991)    (21,898)    (10,945)
- - --------------------------------------------------------------------
Liabilities assumed                 $ 42,245    $   7,732   $     --
- - --------------------------------------------------------------------

(6) PROPERTY AND EQUIPMENT

    Property and equipment are summarized as follows
(in thousands):

                                                    1995        1994
- - --------------------------------------------------------------------
Land                                            $ 18,117     $11,156
Buildings                                         42,978      27,547
Leasehold improvements                            17,721      17,459
Furniture and fixtures                            15,315      12,826
Equipment and vehicles                            23,265      15,067
- - --------------------------------------------------------------------
                                                 117,396      84,055
Less accumulated depreciation
    and amortization                              34,863      25,088
- - --------------------------------------------------------------------
Net property and equipment                     $  82,533     $58,967
- - --------------------------------------------------------------------

(7) LONG-TERM DEBT

    Long-term debt consists of the following (in thousands, except for percentage amounts):

                                                     1995       1994
- - --------------------------------------------------------------------
7% senior bonds payable, 7.06% effective rate,
    due January 15, 2004, $115,000 face amount,
    less unamortized discount of $412 and $458   $114,588   $114,542
Other                                               3,821      6,228
- - --------------------------------------------------------------------
                                                  118,409    120,770
Less current maturities                             2,611      2,559
- - --------------------------------------------------------------------
Long-term debt, excluding
    current maturities                           $115,798   $118,211
- - --------------------------------------------------------------------

    The approximate annual maturities of long-term debt are as follows (in thousands):

- - --------------------------------------------------------------------
1996                                                        $  2,611
1997                                                           1,210
2004                                                         114,588
- - --------------------------------------------------------------------
                                                            $118,409
- - --------------------------------------------------------------------

    The fair value of long-term debt, including current maturities, was $107,321,000 and $121,219,000 as of January 29, 1995 and January 31, 1994,
respectively. The fair value of long-term debt, including current maturities, was based on quoted market values.

    The Company paid interest on short-term and long-term borrowings of approximately $9,277,000, $1,457,000 and $1,246,000 during fiscal 1995, 1994 and 1993, respectively.


(8) INCOME TAXES

    Income tax expense (benefit) consists of the following
(in thousands):

                                     Current    Deferred       Total
- - --------------------------------------------------------------------
1995:
    Federal                          $ 5,065    $(10,083)    $(5,018)
    State                              1,100      (2,116)     (1,016)
    Foreign                              710      (1,023)       (313)
- - --------------------------------------------------------------------
                                     $ 6,875    $(13,222)    $(6,347)
- - --------------------------------------------------------------------
1994:
    Federal                          $13,598    $    319     $13,917
    State                              1,760          12       1,772
- - --------------------------------------------------------------------
                                     $15,358    $    331     $15,689
- - --------------------------------------------------------------------
1993:
    Federal                          $16,344    $    130     $16,474
    State                              2,875          64       2,939
- - --------------------------------------------------------------------
                                     $19,219    $    194     $19,413
- - --------------------------------------------------------------------

    The income tax expense (benefit) is reconciled to the amount computed by applying the Federal corporate tax rates to earnings (loss) before income taxes as follows (in thousands):

                                               1995       1994      1993
- - ------------------------------------------------------------------------
Income tax (benefit) at statutory rates    $(10,902)   $15,079   $16,927
Revaluation of intangible assets              6,144         --        --
State income taxes, net of
    federal tax benefit                        (660)     1,152     1,940
Merger-related expenses                          --         --     1,711
Tax exempt income                              (450)      (296)     (644)
Other, net                                     (479)      (246)     (521)
- - ------------------------------------------------------------------------
                                          $  (6,347)   $15,689   $19,413
- - ------------------------------------------------------------------------

    The consolidated income (loss) before income taxes, by domestic and foreign sources was a loss of $38,583,000 and income of $7,434,000, respectively, for fiscal 1995. Prior to fiscal 1995, foreign source income was not significant to the Company.

    At January 29, 1995, the net current and net non-current deferred tax assets of $4,800,000 and $9,830,000, respectively, were classified as "prepaid expenses and other current assets" and "other assets, net", respectively, in the consolidated balance sheet. At January 31, 1994, the net current deferred income tax asset and net non-current deferred income tax liability were $1,757,000 and $1,928,000, respectively. Such amounts are included in "prepaid expenses and other current assets" and "other liabilities," respectively, in the consolidated balance sheet. There was no valuation allowance relating to deferred income tax assets at January 29, 1995 and January 31, 1994. Management has determined, based on the Company's history of prior operating earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to fully recognize these deferred tax assets.

    At January 29, 1995, the Company had net operating loss carryforwards of $6,602,000, expiring in 2010, to offset future taxable income of a subsidiary. Management has determined, based on projected earnings of the subsidiary, that the taxable income of the subsidiary will more likely than not be sufficient to fully utilize these net operating loss carryforwards.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

                                                    1995        1994
- - --------------------------------------------------------------------
Deferred tax assets:
    Restructure liability                       $  2,524     $    --
    Intangible assets revaluation                  8,103          --
    Inventories, principally due to additional
        costs inventoried for tax purposes
        pursuant to the Tax Reform Act of 1986     1,746       1,086
    Net operating loss carryforwards               2,475          --
    Other                                          2,222         905
- - --------------------------------------------------------------------
    Gross deferred tax assets                     17,070       1,991
- - --------------------------------------------------------------------
Deferred tax liabilities:
    Inventories, to conform UETA's accounting
        method from LIFO to FIFO                  (1,168)     (1,101)
    Depreciation and capitalized interest           (190)       (712)
    Other                                         (1,082)       (349)
- - --------------------------------------------------------------------
    Gross deferred tax liabilities                (2,440)     (2,162)
- - --------------------------------------------------------------------
    Net deferred tax assets (liabilities)        $14,630     $  (171)
- - --------------------------------------------------------------------

    The Company paid income taxes of approximately $9,370,000, $18,405,000 and $18,240,000 during fiscal 1995, 1994 and 1993, respectively.

(9) PROFIT SHARING PLAN

    The Company has a profit sharing plan covering substantially all nonunion employees meeting minimum service requirements set forth in the plan. Annual contributions made to the plan by the Company are at the discretion of the Board of Directors, subject to certain limitations, as defined in the plan. The profit sharing plan includes a 401(k) deferred compensation plan covering substantially all nonunion employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the plan pursuant to salary reduction agreements. The Company is required to make matching contributions to the plan based on a percentage of employee contributions to the 401(k) deferred compensation plan. Profit Sharing and 401(k) costs amounted to approximately $1,245,000, $865,000 and $1,190,000 for fiscal 1995, 1994 and 1993, respectively.

(10) OPERATING LEASES

    The Company and its subsidiaries are obligated under noncancellable operating leases for warehouse, store and office facilities at various locations. Certain of the leases provide for renewals for various periods and most leases require the Company to pay all operating expenses and additional rent based upon sales. Leases at several airport locations are terminable by the lessor upon thirty days notice.

    Approximate future minimum rentals, under noncancellable operating leases with initial or remaining terms of one year or more are as follows (in thousands):

                                     Related
                                     parties      Others       Total
- - --------------------------------------------------------------------
1996                                 $   573     $12,152     $12,725
1997                                     413      10,983      11,396
1998                                     156      10,045      10,201
1999                                      49       9,558       9,607
2000                                       2       7,134       7,136
Thereafter                                --       9,488       9,488
- - --------------------------------------------------------------------
                                      $1,193     $59,360     $60,553
- - --------------------------------------------------------------------

    Total rental expense, including approximately $1,273,000, $2,228,000 and $2,099,000 in fiscal 1995, 1994 and 1993, respectively, paid to related parties, consists of the following (in thousands):

                                        1995        1994        1993
- - --------------------------------------------------------------------
Minimum rentals                      $14,961     $13,652     $10,365
Additional rentals
    based on sales                    10,755      10,176      12,871
Other                                    144         142         289
- - --------------------------------------------------------------------
                                     $25,860     $23,970     $23,525
- - --------------------------------------------------------------------

(11) OTHER INTANGIBLE ASSETS

    Other intangible assets consist of the following (in thousands):

                                                    1995        1994
- - --------------------------------------------------------------------
Non-competition agreements                      $  9,770     $28,910
Leaseholds                                         3,532      10,999
Operating rights                                  13,435      18,173
Other                                              4,833       4,425
- - --------------------------------------------------------------------
                                                  31,570      62,507
Less accumulated amortization                      5,999      11,424
- - --------------------------------------------------------------------
                                                 $25,571     $51,083
- - --------------------------------------------------------------------

    See note 3 regarding the revaluation of intangible assets during fiscal
1995.

(12) OTHER CURRENT LIABILITIES

    Other current liabilities consist of the following (in thousands):

                                                    1995        1994
- - --------------------------------------------------------------------
Airline and other commissions                    $ 4,855     $    --
Incentive compensation plans                       2,650       1,758
Other                                             22,079      11,862
- - --------------------------------------------------------------------
                                                 $29,584     $13,620
- - --------------------------------------------------------------------

(13) BUSINESS SEGMENTS

    The Company's principal business is the retail sale of tax and duty free merchandise, such as spirits, tobacco, perfume and gift items. The Company also wholesales these products. In the financial information by business segment shown below, operating income represents net sales less cost of sales and an allocation of certain selling, general and administrative expenses as determined by management. There are no identifiable assets used exclusively in the wholesale operation and the amounts allocable thereto would not be significant. Accordingly, segment information for identifiable assets, depreciation and capital expenditures is not presented.

    Segment information is as follows (in thousands):

                                        1995        1994        1993
- - --------------------------------------------------------------------
Total revenue:
    Retail operations               $430,182    $312,738    $299,234
    Wholesale operations              71,579      63,698      62,589
- - --------------------------------------------------------------------
                                    $501,761    $376,436    $361,823
- - --------------------------------------------------------------------
Operating income:
    Retail operations               $ 22,988    $ 32,565    $ 42,131
    Wholesale operations               3,863       6,970       7,516
    Merger-related expenses               --          --      (4,389)
    Restructuring expenses            (7,571)         --          --
    Revaluation of
        intangible assets            (46,002)         --          --
    Other income (expense)            (4,427)      3,547       4,528
- - --------------------------------------------------------------------
Earnings (loss) before
    income taxes                    $(31,149)   $ 43,082    $ 49,786
- - --------------------------------------------------------------------

                                                                         23

(14) STOCK OPTION PLANS

    An aggregate of 4,640,000 shares of common stock were reserved for issuance pursuant to nonqualified stock options. Approximately 2,228,835 unoptioned shares were available for grant at January 29, 1995. At January 29, 1995, 871,127 options were exercisable under the plans. Options are exercisable, in increments from the grant date, for ten years from the date of the grant.

    A summary of changes in outstanding stock options is as follows:

                                 JANUARY 29,  January 31,  January 31,
Years ended                            1995         1994         1993
- - ---------------------------------------------------------------------
Balance at beginning of year         935,765     795,524      588,681
Granted
   ($11.00 -- $52.75 per share)    1,376,050     174,500      275,750
Canceled
   ($8.75 -- $52.75 per share)       (73,728)    (30,707)      (2,866)
Exercised
   ($6.875 -- $22.875 per share)     (33,566)     (3,552)     (66,041)
- - ---------------------------------------------------------------------
Balance at end of year             2,204,521     935,765      795,524
- - ---------------------------------------------------------------------

(15) INVESTMENT IN DEBT SECURITIES

    Management reviewed the classification of its security portfolio as of January 29, 1995 and January 31, 1994 and determined that all securities are "held-to-maturity securities." The fair values of the Company's investments in debt securities are as follows (in thousands):

                                  January 29,         Gross         Gross  January 29,
                                         1995    Unrealized    Unrealized         1995
                                     Carrying       Holding       Holding         Fair
                                       Amount         Gains      (Losses)        Value
- - --------------------------------------------------------------------------------------
Securities maturing
  within one year:
    Corporate debt securities         $ 3,861          $  3         $ (60)     $ 3,804
      Debt securities issued by
        states of the United States
        and political subdivisions
        of the states                   8,659            26           (42)       8,643
      Debt securities issued
        by the U.S. Treasury
        and other U.S.
        government corporations           566            --            (3)         563
- - --------------------------------------------------------------------------------------
Total short-term investments           13,086            29          (105)      13,010
- - --------------------------------------------------------------------------------------
Securities maturing after
  one through five years:
    Corporate debt securities           5,655            --           (79)       5,576
    Debt securities issued by
      states of the United States
      and political subdivisions
      of the states                     3,618            --           (56)       3,562
    Debt securities issued by
      the U.S. Treasury and
      other U.S. government
      corporations and agencies           380            --           (18)         362
- - --------------------------------------------------------------------------------------
    Total long-term
      investments                       9,653            --          (153)       9,500
- - --------------------------------------------------------------------------------------
    Total investments                 $22,739           $29         $(258)     $22,510
- - --------------------------------------------------------------------------------------

                                  January 31,         Gross         Gross  January 31,
                                         1994    Unrealized    Unrealized         1994
                                     Carrying       Holding       Holding         Fair
                                       Amount         Gains      (Losses)        Value
- - --------------------------------------------------------------------------------------
Securities maturing
  within one year:
    Corporate debt securities         $ 6,259          $ 38         $ (33)     $ 6,264
    Debt securities issued by
      states of the United States
      and political subdivisions
      of the states                    15,146           117            (1)      15,262
    Debt securities issued by
      the U.S. Treasury and
      other U.S. government
      corporations and agencies        10,910            44            --       10,954
- - --------------------------------------------------------------------------------------
    Total short-term investments       32,315           199           (34)      32,480
- - --------------------------------------------------------------------------------------
Securities maturing after
  one through five years:
    Corporate debt securities           7,480            15          (134)       7,361
    Debt securities issued by
      states of the United States
      and political subdivisions
      of the states                       625             1            (4)         622
    Debt securities issued by
      the U.S. Treasury and
      other U.S. government
      corporations and agencies           455             3            (3)         455
- - --------------------------------------------------------------------------------------
    Total long-term
      investments                       8,560            19          (141)       8,438
- - --------------------------------------------------------------------------------------
    Total investments                 $40,875          $218         $(175)     $40,918
- - --------------------------------------------------------------------------------------

    The Company did not sell any investment securities during fiscal 1995. The Company did not have any material realized gains or losses from sales of investment securities during fiscal 1994 and 1993.D

(16) LEGAL PROCEEDINGS

    During fiscal 1995, two actions were commenced against the Company, and in one instance, certain of its officers and directors, by several former shareholders of UETA, Inc. The complaints allege, among other things, that the defendants made misleading statements and omissions about the Company's business in connection with the acquisition of UETA, Inc. The relief sought includes an unspecified amount of damages and rescission. The Company and its officers and directors believe they have meritorious defenses to the allegations made against them and intend to defend the suits vigorously. Accordingly, the Company has not recorded any provision related to this matter.

    The Company is a party to several other unrelated pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, management believes that the final outcome should not have a material adverse effect on the Company's consolidated financial position.

24